09005154

40-206A/A

File No. [ ]-[ ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

OCT 30 2009

Washington, DC
104

AMENDMENT NO. 1 TO
APPLICATION FOR AN ORDER
UNDER SECTION 206A
OF THE INVESTMENT ADVISERS ACT OF 1940

of

BLACKROCK, INC.
(Exact name of applicant as specified in charter)

40 East Fifty-Second Street
New York, New York 10022
(Address of principal executive offices)

Copies of all Communications and Orders to:

Howard B. Surloff, Esq.
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate,
Meagher & Flom LLP
One Beacon Street
Boston, MA 02108

Richard T. Prins, Esq.
Skadden, Arps, Slate,
Meagher & Flom LLP
Four Times Square
New York, NY 10036

Application for an Order pursuant to section 206A of the Investment Advisers Act of 1940, as amended, exempting BlackRock, Inc. from subsections (a)(2)(iii)(A)(3) and (a)(2)(iii)(B) of Rule 206(4)-3 promulgated under Section 206(4) of the Investment Advisers Act of 1940.

This Application, including Exhibits, consists of 69 pages.

October 30, 2009

I. INTRODUCTION

BlackRock, Inc., for itself and on behalf of its investment advisory subsidiaries (collectively, "BlackRock"), hereby applies to the Securities and Exchange Commission (the "Commission") for an Order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), exempting BlackRock from subsections (a)(2)(iii)(A)(3) and (a)(2)(iii)(B) (collectively, the "Independent Solicitor Disclosure Procedures") of Rule 206(4)-3 (the "Cash Solicitation Rule") promulgated under Section 206(4) of the Act, based on the particular and unique facts and circumstances described in this Application and subject to and conditioned on the representations and conditions set forth herein. Section 206A of the Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]." As more fully described in this Application, BlackRock respectfully submits that the exemption applied for herein, in light of the particular and unique facts and circumstances included and the conditions and representations set forth, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and the Cash Solicitation Rule.

II. THE APPLICANT

BlackRock is a publicly traded holding company conducting investment management and ancillary businesses primarily through a variety of directly or indirectly wholly owned registered investment advisory subsidiaries (the "BlackRock Advisory Subsidiaries"). As of June 30, 2009, the BlackRock Advisory Subsidiaries provided investment advisory services for over $1.3 trillion in assets. In addition, as of June 30, 2009, BlackRock provided risk management and enterprise investment services for approximately $7 trillion in assets, liabilities and derivatives through its *BlackRock Solutions*® brand.

A substantial portion of the BlackRock Advisory Subsidiaries' investment management business involves advising high net worth clients through a "wrap fee" program ("Private Investors") and advising institutional clients generally through traditional separate account arrangements ("Institutional Separate Accounts" or "ISA"). The BlackRock Advisory Subsidiaries offer a variety of equity, fixed income, balanced and multi-discipline investment strategies.

On September 29, 2006 (the "Closing Date"), BlackRock acquired substantially all of Merrill Lynch & Co., Inc.'s ("Merrill Lynch") global investment management business (the "MLIM Business") from Merrill Lynch in exchange for issuing a substantial equity interest in itself to Merrill Lynch (the "Transaction") pursuant to a transaction agreement dated February 15, 2006 (the "Transaction Agreement"). A substantial portion of BlackRock's current Private Investors and ISA businesses, including the investment advisory clients serviced by these businesses, was acquired in the Transaction and formerly was an important part of the MLIM Business.

On September 15, 2008, Merrill Lynch entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 dated as of October 21, 2008, the "BOA Merger Agreement") with Bank of America Corporation ("Bank of America"). Pursuant to the BOA Merger Agreement, on January 1, 2009, a wholly-owned subsidiary of Bank of America merged with and into Merrill Lynch, with Merrill Lynch continuing as the surviving corporation and a subsidiary of Bank of America.

III. BACKGROUND

In this Application, BlackRock seeks an exemption from certain provisions of the Cash Solicitation Rule. The Cash Solicitation Rule operates via an alternative disclosure regime – one for solicitors closely affiliated with the investment adviser for which they are soliciting and another for solicitors that do not have the requisite close affiliation with the investment adviser. Subsection (a)(2)(ii) of the Cash Solicitation Rule (the "Control-Affiliate Solicitor Provision") governs solicitations by persons closely affiliated with the investment adviser for which they are soliciting and subsection (a)(2)(iii) of the Cash Solicitation Rule (the "Independent Solicitor Provision") governs solicitations by persons lacking the close affiliation needed to rely on the Control-Affiliate Solicitor Provision (an "Independent Solicitor"). The Independent Solicitor Provision contains the Independent Solicitor Disclosure Procedures from which BlackRock seeks an exemption through this Application.

As of January 1, 2009, Merrill Lynch owned approximately 48.2% of BlackRock's Total Capital Stock (as defined below) on a fully diluted basis, representing 44.2% of the total voting power of BlackRock's Total Capital Stock. Additionally, BlackRock and Merrill Lynch entered into an Exchange Agreement, dated December 26, 2008 (the "Exchange Agreement"), pursuant to which BlackRock and Merrill Lynch agreed to exchange (i) 49,865,000 shares of BlackRock common stock (the "Common Stock") held by Merrill Lynch for a like number of shares of BlackRock's Series B non-voting convertible participating preferred stock (the "Series B Preferred Stock"), and (ii) 12,604,918 shares of BlackRock's Series A non-voting convertible participating preferred stock (the "Series A Preferred Stock," and together with the Series B Preferred Stock, the "Preferred Stock") held by Merrill Lynch for a like number of shares of Series B Preferred Stock (the "Exchange"), in effect reducing Merrill Lynch's voting interest in BlackRock to 4.6%, while its economic interest remains largely unchanged at 46.3% on a fully diluted basis.

BlackRock is applying to the Commission for an Order under Section 206A of the Act seeking an exemption from the Independent Solicitor Disclosure Procedures in light of the unique nature of the facts and circumstances surrounding the BlackRock-Merrill Lynch relationship.

A. <u>The Alternative Disclosure Regime of the Cash Solicitation Rule</u>

The Control-Affiliate Solicitor Provision allows "partner[s], officer[s], director[s] or employee[s] of a person which controls, is controlled by, or is under common control with [an] investment adviser" to solicit clients for the investment adviser in exchange for a cash fee so long as the solicitor discloses the identity of his employer and the nature of the affiliation between his employer and the recommended adviser at the time of the solicitation or referral. The Control-Affiliate Solicitor Provision does not require solicitors and advisers to follow any other particularized requirements in making these required disclosures.

As set forth in the release adopting the Cash Solicitation Rule (the "Adopting Release"), the key policy rationale underlying the limited disclosure regime of the Control-Affiliate Solicitor Provision is that "[a]s long as a client is aware that the recommended adviser is the solicitor's employer or a close affiliate of the solicitor's employer, there appears to be little need to require the imposition of additional disclosure and recordkeeping requirements."[1] As originally proposed, solicitors were required to be employees of the investment adviser in order to take advantage of the Control-Affiliate Solicitor Provision.[2] Thus, the Control-Affiliate Solicitor Provision, as adopted, we believe reflects the Commission's acceptance of the argument advanced by commenters that "there is little basis for assuming that potential clients will be any less aware of the inherent bias when an employee recommends an adviser who is a person associated with his employer than when he recommends the advisory services of his own employer."[3] Thus, one rationale for expanding the scope of the Control-Affiliate Solicitor Provision to include persons part of an organization that is

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[1] Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Advisers Act Release No. 688 (Jul. 12, 1979) ("Adopting Release").

[2] See Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Advisers Act Release No. 615 (Feb. 2, 1978) ("Proposing Release").

[3] Adopting Release.

closely affiliated with the recommended adviser is that it should be readily apparent to the public that the close affiliation between the solicitor and adviser creates an inherent bias to recommend the affiliated adviser.

One manner in which this inherent bias can manifest itself is as a significant economic interest that a solicitor has in a recommended adviser. An inherent bias based on a solicitor's significant economic interest in the recommended adviser is often readily apparent to the public because the solicitor's economic interest is represented by a controlling block of the recommended adviser's voting securities, thus making "control" a convenient proxy for the underlying economic incentive that forms the basis for the solicitor's inherent bias. However, in some circumstances a solicitor can own an equally significant economic interest in the recommended adviser that is not associated with voting control over the recommended adviser. In such cases, the inherent bias with which the Control-Affiliate Solicitor Provision is concerned nevertheless remains present because of the economic interest owned by the solicitor. Moreover, notwithstanding the lack of control, disclosure of the solicitor's ownership of what is typically viewed by the public as a significant economic interest in the recommended adviser makes the solicitor's inherent bias in recommending the adviser highly visible and readily apparent to the public. As to this unmistakable indication of bias, Merrill Lynch owns approximately 46.3% of BlackRock's Total Capital Stock on a fully diluted basis.

The Independent Solicitor Provision, in contrast, contains several specific requirements that an Independent Solicitor must follow, including the

Independent Solicitor Disclosure Procedures. Subsection (A) of the Independent Solicitor Provision imposes three requirements on the written solicitation agreement required by subsection (a)(1)(iii) of the Cash Solicitation Rule (a "Referral Agreement"). Subsection (A)(1) of the Independent Solicitor Provision requires a Referral Agreement to describe the solicitation activities to be engaged in by the solicitor on the adviser's behalf and describe the compensation that the solicitor will receive (the "Referral Agreement Solicitation and Compensation Description"). Subsection (A)(2) of the Independent Solicitor Provision requires a Referral Agreement to contain an undertaking by the solicitor to perform his duties under the Referral Agreement in a manner consistent with the instructions of the adviser and the provisions of the Act and the rules thereunder (the "Referral Agreement Compliance Undertaking"). Subsection (A)(3) of the Independent Solicitor Provision requires a Referral Agreement to obligate the solicitor, at the time of his solicitation activities, to provide the prospective client with a copy of the recommended adviser's written disclosure statement required by Rule 204-3 promulgated under the Act (the "ADV Part II Disclosure Document" or the "ADV Part II Delivery Requirement") and a separate written disclosure document described in subsection (b) of the Cash Solicitation Rule (the "Independent Solicitor Disclosure Document" or the "Independent Solicitor Disclosure Document Delivery Requirement"). Subsections (b)(1)-(6) of the Cash Solicitation Rule require that the Independent Solicitor Disclosure Document contain the following disclosures: the name of the solicitor and the recommended adviser, the nature of the relationship (including any affiliation) between the solicitor and the recommended adviser, a statement that the solicitor will be compensated for his solicitation services by the recommended adviser, the terms of the compensation arrangement between the solicitor and the recommended adviser, and the amount (if any) for the cost of obtaining his account the prospective client will be charged in addition to the advisory fee.

Subsection (B) of the Independent Solicitor Provision requires an investment adviser to obtain from the prospective client, prior to, or at the time of, entering into any written or oral advisory contract, a signed and dated acknowledgement of the client's receipt of the ADV Part II Disclosure Document and the Independent Solicitor Disclosure Document. Subsection (C) of the Independent Solicitor Provision requires an investment adviser to make a bona fide effort to ascertain whether the solicitor has complied with the relevant Referral Agreement and to have a reasonable basis for believing that the solicitor has so complied (the "Supervision Requirement").

B. Overview of the Solicitation Practices of ML Broker-Dealers

Prior to the Transaction, broker-dealer subsidiaries controlled by Merrill Lynch ("ML Broker-Dealers"), through their registered representatives, solicited clients for investment adviser subsidiaries controlled by Merrill Lynch that conducted the Private Investors and ISA portions of the MLIM Business, in exchange for a cash fee. ML Broker-Dealers conducted these solicitations for the MLIM Business for nearly thirty years, during which time they relied on the Control-Affiliate Solicitor Provision. Accordingly, the ML Broker-Dealers never used the Independent Solicitor Disclosure Procedures when referring clients to the

MLIM Business because Merrill Lynch controlled both the MLIM Business and the ML Broker-Dealers.

C. The BlackRock-Merrill Lynch Relationship

As of January 1, 2009, BlackRock had 130,807,294 shares of capital stock outstanding ("Total Capital Stock" or "Capital Stock"), including 52,195,082 shares of Common Stock and 12,604,918 shares of Series A Preferred Stock beneficially owned by Merrill Lynch. As of January 1, 2009, Merrill Lynch's holdings constituted approximately 44.2% of BlackRock's outstanding Common Stock and all of its outstanding Series A Preferred Stock. As of January 1, 2009, BlackRock also had 3,663,740 shares of Common Stock issuable upon, among other things, the exercise of outstanding options, restricted share units (which convert into Common Stock upon vesting) and convertible notes and other rights which, when combined with BlackRock's outstanding Capital Stock, equaled 134,471,034, of which Merrill Lynch owned 48.2%.[4] Pursuant to the Exchange, Merrill Lynch's Common Stock holdings are reduced, and its Preferred Stock holdings are increased, resulting in Merrill Lynch beneficially owning approximately 4.6% of BlackRock's Common Stock, 75% of BlackRock's Preferred Stock and 46.3% of BlackRock's Total Capital Stock on a fully diluted basis as of June 30, 2009.

Section 202(a)(12) of the Act defines "control" as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company."

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[4] Estimated based on a calculation of weighted average shares outstanding.

Although the presence or absence of "control" is ultimately a facts-and-circumstances-based test, ownership of 25% of a company's voting securities is seen as strongly indicative of a control relationship under the Act. For example, in several contexts investment advisers registered under the Act are instructed to use an objective 25% test in conducting a "control" analysis.[5]

Notwithstanding Merrill Lynch's significant economic stake in BlackRock, due to the particular and unique facts and circumstances of the BlackRock-Merrill Lynch relationship, Merrill Lynch in fact does not have "the power to exercise a controlling influence over the management or policies" of BlackRock.[6] In addition to the absence of voting power indicative of control, the terms of a stockholder agreement entered into between BlackRock and Merrill Lynch in connection with the Transaction (as amended from time-to-time, the "Stockholder Agreement") contractually deny Merrill Lynch the right to decide how to vote its BlackRock shares on any matter other than a very limited number of extraordinary proposals (primarily related to issues impacting Merrill Lynch's ownership interest in BlackRock), prohibit Merrill Lynch from otherwise attempting to influence or control BlackRock, and impose a number of other limitations governing the BlackRock voting securities Merrill Lynch beneficially owns. The Stockholder Agreement's limitations on Merrill Lynch's rights as a holder of BlackRock voting securities, and as an investor in BlackRock generally, deny Merrill Lynch the power and ability to control BlackRock ordinarily

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[5] See, e.g., Advisers Act Rule 0-7(b); Advisers Act Rule 203A-2(c); Form ADV, Glossary of Terms; Gardner Russo & Gardner, SEC No-Action Letter (Jun. 7, 2006).

[6] See Advisers Act § 202(a)(12) (defining "control").

associated with the ownership such a large economic stake in a company. At the same time, the Stockholder Agreement also ensures as a practical matter that Merrill Lynch will maintain a close affiliation with BlackRock.

The Stockholder Agreement creates a long-standing close affiliation between BlackRock and Merrill Lynch for the purpose of achieving their mutual business and economic objectives. BlackRock believes that this relationship is the type of close affiliation contemplated by the Commission for purposes of the Control-Affiliate Solicitor Provision's policy rationale: that potential clients of BlackRock and Merrill Lynch are made aware of a ML Broker-Dealer's inherent bias to recommend a BlackRock Advisory Subsidiary. Disclosure of Merrill Lynch's significant economic interest in BlackRock alone is an unequivocal indication of that inherent bias. In addition, BlackRock and Merrill Lynch have contractually agreed to a relationship that ensures an ongoing close affiliation through extensive mutual interaction.

Under the Stockholder Agreement, (1) Merrill Lynch is entitled to designate two members of BlackRock's Board of Directors (the "Board of Directors"), one of whom is entitled to serve on the Executive Committee of the Board of Directors; (2) BlackRock must obtain Merrill Lynch's consent to certain actions that could affect Merrill Lynch's investment in BlackRock; (3) Merrill Lynch is required to vote all of its shares on all matters, including election of directors, in accordance with the recommendation of the Board of Directors as long as consistent with the terms of the Stockholder Agreement, (4) Merrill Lynch's ability to compete with BlackRock in the asset management business, as well as BlackRock's ability to compete with Merrill Lynch in the retail securities brokerage business, are each substantially curtailed; and (5) Merrill Lynch and its Affiliates[7] are subject to significant restrictions on the transfer of their shares. By its terms, the Stockholder Agreement will remain in effect until Merrill Lynch and its Affiliates beneficially own less than 20% of BlackRock's voting securities or until July 16, 2013, whichever is later, except that the transfer restrictions in the Stockholder Agreement will continue to apply until Merrill Lynch and its Affiliates beneficially own less than 5% of BlackRock's voting securities. The Stockholder Agreement will therefore terminate on July 16, 2013, including with respect to the transfer restrictions. Thus, the Stockholder Agreement ensures that Merrill Lynch will remain closely affiliated with and involved in BlackRock's business.

In addition to the Stockholder Agreement, BlackRock and Merrill Lynch also entered into other contractual relationships in connection with the Transaction that ensure an ongoing extensive relationship between BlackRock and Merrill Lynch as well as the maximization of the synergies between the two companies. The principal additional contractual relationship between BlackRock and Merrill Lynch is a global distribution agreement (the "Global Distribution Agreement").

The Global Distribution Agreement provides for distribution by Merrill Lynch of current and future BlackRock products ("Covered Products") on an ongoing basis and captures the economic framework for distribution of

[7] As used herein, an "Affiliate" of a person is someone who controls, is controlled by, or is under common control with such person.

Covered Products and details an intricate and ongoing economic and operational interdependency that results in Merrill Lynch being intimately involved in BlackRock's core sales and marketing activities. Pursuant to the Global Distribution Agreement, among other things: (1) Merrill Lynch will cause each of its distributors to continue distributing BlackRock Covered Products, and MLIM Business products that it distributed as of the date of Global Distribution Agreement, on the same economic terms as were in effect as of the date of the Global Distribution Agreement; (2) any Covered Product introduced by BlackRock to Merrill Lynch for distribution will be entitled to the most favorable economic terms offered by BlackRock to other distributors of the same product; and (3) with respect to any Merrill Lynch distributor that does not at the time in question distribute a particular Covered Product, Merrill Lynch will, upon BlackRock's request, use all commercially reasonable efforts to obtain distribution of any Covered Products by such Merrill Lynch distributor as BlackRock requests on the same terms as provided in (1) and (2) above.

Moreover, BlackRock's product development, sales and other business teams have devoted substantial resources to expanding BlackRock's relationship and platform with important sales channels within Merrill Lynch, including Merrill Lynch Global Private Client Group, ML Global Wealth Management, the Merrill Lynch HedgeAccess® Program and other ML Broker-Dealers, with the objective of realizing one of the many business goals of the Transaction: building a partnership that can deliver first-class distribution and customer service from Merrill Lynch and unlock for those customers the vast capabilities of BlackRock as a global asset management firm. This business objective fosters a close relationship between Merrill Lynch and BlackRock, due to the significant economic interest of each party and the need for each party to work closely with the other in order to achieve the potential financial benefits of their respective interests.

Due to the unique facts and circumstances of the BlackRock-Merrill Lynch relationship, BlackRock submits that it is readily apparent to the public and potential clients that BlackRock and Merrill Lynch share a very close business and economic affiliation and that potential clients are more likely to be aware that inherent conflicts result from this relationship than would be the case for many types of control relationships. The agreements discussed above are publicly available in BlackRock's filings with the Commission. The nature of this ongoing relationship is also publicly disclosed, discussed and summarized on BlackRock's internet website, BlackRock's Form ADV Part II, in BlackRock's client documentation, in BlackRock's periodic filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in other generally available public information. This comprehensive disclosure serves to ensure that the exact nature and extent of the close affiliation between BlackRock and Merrill Lynch is readily apparent to the public and the market at large. Moreover, many Private Investors and ISA clients are sophisticated high net worth individual and institutional investors who have access to and knowledge of the resources available to accurately discern the nature of and the biases inherent in the BlackRock-Merrill Lynch relationship.

IV. PROPOSED SOLICITATION PRACTICES AND PROCEDURES

Below is a description of the solicitation procedures that BlackRock believes satisfy the policy goals of the Cash Solicitation Rule.

ML Broker-Dealers generally refer potential investment management clients to BlackRock Advisory Subsidiaries in exchange for a cash fee primarily through two business "channels": (1) the Private Investors channel, and (2) the ISA channel. Through Private Investors, a "wrap fee" program, BlackRock offers a variety of equity, fixed income, balanced and multi-discipline investment strategies primarily to high net worth clients whose assets are typically held by a ML Broker-Dealer. BlackRock offers similar investment management services to ISA clients generally through separate accounts with traditional fee arrangements. ISA clients often utilize custodians other than a ML Broker-Dealer and typically pay commissions on equity trades.

In soliciting potential clients through the Private Investors channel and the ISA channel, ML Broker-Dealers and BlackRock Advisory Subsidiaries would adhere to the following procedures. Foremost, the Referral Agreement that is currently in effect between BlackRock and Merrill Lynch (the "BLK-MER Referral Agreement") requires that ML Broker-Dealers disclose to potential clients the relationship between Merrill Lynch and BlackRock at the time of a referral to a BlackRock Advisory Subsidiary. This disclosure satisfies both the disclosure requirements of the Control-Affiliate Solicitor Provision and the policy goals of the Cash Solicitation Rule by making the ML Broker-Dealer's inherent bias in recommending the BlackRock Advisory Subsidiary readily apparent to the solicited client. ML Broker-Dealers would continue to make this disclosure at the time of a referral to a BlackRock Advisory Subsidiary. In addition, the ML Broker-Dealers would provide prominent written disclosure regarding the relationship between Merrill Lynch and BlackRock at or prior to the time of a referral to a BlackRock Advisory Subsidiary. This prominent written disclosure would also address Merrill Lynch's resulting conflict of interest in recommending BlackRock.

When a ML Broker-Dealer solicits any prospective client for a BlackRock Advisory Subsidiary, whether through the Private Investors channel or the ISA channel, the prospective client would receive the BlackRock Advisory Subsidiary's ADV Part II Disclosure Document. This procedure would ensure the delivery of the information required to be delivered under the ADV Part II Delivery Requirement contained in the Independent Solicitor Provision. The delivery would be made not later than the time that a fully executed investment advisory contract is provided to the client, but would not necessarily be made at the time of the solicitation itself, which is the delivery deadline that would be required if the ADV Part II Delivery Requirement applied. In addition, the delivery would be made by the BlackRock Advisory Subsidiary, rather than the soliciting ML Broker-Dealer, which is the delivery procedure required by the ADV Part II Delivery Requirement.

The BlackRock Advisory Subsidiary's ADV Part II Disclosure Document would contain detailed disclosures about the nature of the affiliation between Merrill Lynch and BlackRock and specifically draw potential clients' attention to the inherent bias a ML Broker-Dealer has to recommend a BlackRock Advisory Subsidiary. For example, the BlackRock Advisory Subsidiary's ADV Part II Disclosure Document provided to all potential clients would specifically disclose that ML Broker-Dealers and their employees receive solicitation fees for referring clients to BlackRock Advisory Subsidiaries. The BlackRock Advisory Subsidiary's ADV Part II Disclosure Document provided to potential clients would also disclose that ML Broker-Dealers have a "financial incentive" to recommend certain BlackRock advisory services or programs over other advisory services or programs. Moreover, the BlackRock Advisory Subsidiary's ADV Part II Disclosure Document would disclose the exact nature of the affiliation between BlackRock and Merrill Lynch by specifically disclosing Merrill Lynch's approximate ownership percentage in BlackRock. BlackRock would ensure that these additional disclosures in each BlackRock Advisory Subsidiary's ADV Part II Disclosure Document conform, in all material respects, to the disclosures required by the Independent Solicitor Provision. The ML Broker-Dealer solicitation process, however, would not comport with the requirement that these additional disclosures be made in an Independent Solicitor Disclosure Document.

If a BlackRock Advisory Subsidiary accepts a client referred by a ML Broker-Dealer, the prospective client would enter into a written investment management agreement with the BlackRock Advisory Subsidiary. Clients referred through the Private Investors channel would be provided with and would generally execute a form investment management agreement that would contain further disclosures about the nature of the relationship between Merrill Lynch and

BlackRock in addition to those that would be provided in the BlackRock Advisory Subsidiary's ADV Part II Disclosure Document and communicated to prospective clients by the ML Broker-Dealer at the time of the referral. In substance, the form investment management agreement would disclose that (1) the Merrill Lynch broker with whom the client is dealing may receive credits or compensation for introducing the client to BlackRock and for transactions effected on the client's behalf, and (2) Merrill Lynch is a "substantial stockholder" in BlackRock. Moreover, in addition to the explicit disclosures contained in the form investment management agreement, all informational materials related to Private Investors would also disclose that Merrill Lynch is a "substantial stockholder" in BlackRock and that ML Broker-Dealers introduce clients to BlackRock Advisory Subsidiaries. These additional disclosures in the form investment management agreement and in informational materials related to Private Investors would help ensure that clients and potential clients are aware of the close affiliation between BlackRock and Merrill Lynch, and thereby would make readily apparent the existence of a ML Broker-Dealer's inherent bias in favor of BlackRock Advisory Subsidiaries and that ML Broker-Dealers receive payments from BlackRock for client introductions.

Clients referred through the ISA channel would often be provided with a form investment management agreement that would contain disclosures similar to those contained in the form investment management agreement provided to Private Investors clients described above. Many clients referred through the ISA channel, however, would likely prefer to use their own form investment management agreements and consequently disclosures similar to the ones described above may or may not appear in the investment management agreement executed by such clients, although such disclosures would be made to every client through the BlackRock Advisory Subsidiary's ADV Part II Disclosure Document. Additionally, disclosures regarding Merrill Lynch's relationship with BlackRock would be made through the ML Broker-Dealer's communications at the time of the referral, as described above.

BlackRock Advisory Subsidiaries would not separately charge any client any explicit amount, in addition to the advisory fee, for the cost of obtaining that client's account, and no differential with respect to the amount or level of advisory fees charged by a BlackRock Advisory Subsidiary would be attributable to the solicitation arrangements with ML Broker-Dealers described in this Application.

BlackRock Advisory Subsidiaries and ML Broker-Dealers would engage in this solicitation arrangement pursuant to the BLK-MER Referral Agreement, which pertains to referrals of Private Investors and ISA clients. Although not required under the Control-Affiliate Solicitor Provision, the BLK-MER Referral Agreement requires ML Broker-Dealers to, among other things, perform their solicitation activities in a manner consistent with BlackRock Advisory Subsidiaries' instructions, the Act and any rules and regulations adopted thereunder, and any other applicable laws, rules and regulations. BlackRock submits that this provision satisfies the Referral Agreement Compliance Undertaking required by the Independent Solicitor Provision. Similarly, although not required under the Control-Affiliate Solicitor Provision, the BLK-MER Referral Agreement also describes the solicitation activities that ML Broker-Dealers engage in on behalf of the BlackRock Advisory Subsidiaries as well as the compensation ML Broker-Dealers receive for their solicitation activities. BlackRock submits that this provision satisfies the Referral Agreement Solicitation and Compensation Description required by the Independent Solicitor Provision. As discussed above, the BLK-MER Referral Agreement also requires that the ML Broker-Dealers disclose to potential clients the relationship between Merrill Lynch and BlackRock at the time of a referral to a BlackRock Advisory Subsidiary, which is disclosure required by the Control-Affiliate Solicitor Provision.

As a practical matter, although ML Broker-Dealers would solicit pursuant to the Control-Affiliate Solicitor Provision, BlackRock submits that the solicitation process the ML Broker-Dealers and BlackRock Advisory Subsidiaries propose to follow in all material respects would provide the disclosure required by the Independent Solicitor Provision, given the facts and circumstances discussed in this Application.

V. REQUEST FOR ORDER EXEMPTING BLACKROCK FROM CERTAIN PROVISIONS OF THE CASH SOLICITATION RULE

A. Applicable Law

Section 206 of the Act is a general anti-fraud provision applicable to all investment advisers. Section 206(4) of the Act prohibits investment advisers from "engag[ing] in any act, practice, or course of business which is fraudulent, deceptive, or manipulative." Section 206(4) goes on to provide that the Commission shall "by rules and regulations define, and prescribe means reasonably designed to prevent, such acts, practices, and courses of business as are fraudulent, deceptive, or manipulative." To this end the Commission adopted the Cash Solicitation Rule in 1979 in response to voluminous interpretive requests involving cash solicitation arrangements.[8] The Cash Solicitation Rule is not a "safe harbor," but rather the exclusive means by which an investment adviser required to be registered under the Act may pay a cash fee in exchange for the solicitation of advisory clients.[9] In adopting the Cash Solicitation Rule, the Commission determined that the nature of the conflict of interest mandated disclosure to clients of cash compensation arrangements between solicitors and recommended investment advisers, which alerts clients to the personal incentive the solicitor has to recommend one particular adviser over another.

Reliance on the Control-Affiliate Solicitor Provision of the Cash Solicitation Rule, in certain cases, depends, among other things, upon the existence of a "control" relationship between the adviser and the solicitor.[10] Section 202(a)(12) of the Act defines "control" as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." Although

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[8] See Adopting Release.

[9] Adopting Release, n.7.

[10] In other cases, for example, reliance on the Control-Affiliate Solicitor Provision simply depends upon whether a solicitor is a partner, officer, director or employee of the adviser, and not whether a "control" relationship exists between two entities within the meaning of the Act. See Advisers Act Rule 206(4)-3(a)(2)(ii)(A).

the presence or absence of "control" is ultimately a facts-and-circumstances-based test, ownership of 25% of a company's voting securities is seen as strongly indicative of a control relationship under the Act. For example, in several contexts investment advisers registered under the Act are instructed to use an objective 25% test in conducting a "control" analysis.[11]

The Cash Solicitation Rule operates via an alternative disclosure regime – one for solicitors closely affiliated with the investment adviser for whom they are soliciting and another for solicitors that do not have the requisite close affiliation with the investment adviser. All investment advisers and solicitors must meet certain threshold requirements to rely on the Cash Solicitation Rule regardless of any affiliation between the investment adviser and the person soliciting on its behalf. Subsection (a)(1)(i) of the Cash Solicitation Rule requires that the investment adviser be registered under the Act. Subsection (a)(1)(ii) of the Cash Solicitation Rule requires that the solicitor not be a person: (A) subject to a Commission order issued under Section 203(f) of the Act, or (B) convicted within the previous ten years of any felony or misdemeanor involving conduct described in Section 203(e)(2)(A)-(D) of the Act, or (C) who has been found by the Commission to have engaged, or has been convicted of engaging, in any of the conduct specified in paragraphs (1), (5) or (6) of Section 203(e) of the Act, or (D) is subject to an order, judgment or decree described in Section 203(e)(4) of the Act. Subsection (a)(1)(iii) of the Cash Solicitation Rule requires that any cash solicitation fee be paid pursuant to a written agreement to which the adviser is a

[11] See, e.g., Advisers Act Rule 0-7(b); Advisers Act Rule 203A-2(c); Form ADV, Glossary of Terms; Gardner Russo & Gardner, SEC No-Action Letter (Jun. 7, 2006).

party. A copy of the Referral Agreement must be kept by the adviser as part of the records required to be kept under Rule 204-2(a)(10) promulgated under the Act. If the only services that the investment adviser will provide to a solicited client are "impersonal advisory services," subsection (a)(2)(i) of the Cash Solicitation Rule requires only that the adviser and the solicitor comply with the above requirements.[12] If the investment adviser is to provide anything beyond "impersonal advisory services" to a solicited client, the adviser must comply with either the Control-Affiliate Solicitor Provision or the Independent Solicitor Provision, as applicable.

The Control-Affiliate Solicitor Provision (subsection (a)(2)(ii) of the Cash Solicitation Rule) applies to anyone who is "(A) a partner, officer, director or employee of [the] investment adviser, or (B) a partner, officer, director or employee of a person which controls, is controlled by, or is under common control with [the] investment adviser." Where the Control-Affiliate Solicitor Provision applies, the Cash Solicitation Rule requires only that either (1) the solicitor's status as a partner, officer, director or employee of the adviser be disclosed to the prospective client; or (2) the solicitor's status as a partner, officer, director or employee of a company in a control relationship with the adviser, along with the nature of the affiliation between the solicitor's employer and the

[12] "Impersonal advisory services" means investment advisory services provided solely by means of (i) written materials or oral statements which do not purport to meet the objectives or needs of a specific client, (ii) statistical information containing no expressions of opinions as to the investment merits of particular securities, or (iii) any combination of the foregoing services. See Advisers Act Rule 206(4)-3(d)(3).

investment adviser, be disclosed to the prospective client at the time of the solicitation or referral.

As articulated in the Adopting Release, the key policy rationale underlying the limited disclosure regime of the Control-Affiliate Solicitor Provision is that "[a]s long as a client is aware that the recommended adviser is the solicitor's employer or a close affiliate of the solicitor's employer, there appears to be little need to require the imposition of additional disclosure and recordkeeping requirements."[13] As originally proposed, solicitors were required to be employees of the investment adviser in order to take advantage of the Control-Affiliate Solicitor Provision.[14] Thus, the Control-Affiliate Solicitor Provision, as adopted, we believe reflects the Commission's acceptance of the argument advanced by commenters that "there is little basis for assuming that potential clients will be any less aware of the inherent bias when an employee recommends an adviser who is a person associated with his employer than when he recommends the advisory services of his own employer."[15] Thus, one rationale for expanding the scope of the Control-Affiliate Solicitor Provision to include persons part of an organization that is closely affiliated with the recommended adviser is that it should be readily apparent to the public that the close affiliation between the solicitor and adviser creates an inherent bias to recommend the affiliated adviser.

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[13] Adopting Release.

[14] See Proposing Release.

[15] Adopting Release.

One manner in which this inherent bias can manifest itself is as a significant economic interest that a solicitor has in a recommended adviser. An inherent bias based on a solicitor's significant economic interest is often represented by a controlling block of the recommended adviser's voting securities. However, even absent voting control in fact, disclosure of the solicitor's ownership of what it typically viewed by the public as a significant economic interest makes the solicitor's inherent bias in recommending the adviser highly visible and readily apparent to the public. In this respect, Merrill Lynch owns approximately 46.3% of BlackRock's Total Capital Stock on a fully diluted basis, well in excess of the amount of capital stock that ordinarily indicates control within the meaning of the Act if such capital stock were voting securities, thus making readily apparent to the public Merrill Lynch's inherent bias toward BlackRock.

A different disclosure regime applies to independent solicitors who may not rely on the Control-Affiliate Solicitor Provision. The Independent Solicitor Provision (subsection (a)(2)(iii) of the Cash Solicitation Rule) requires that the adviser and solicitor comply with four distinct requirements. First, the Referral Agreement between the adviser and solicitor must contain specific terms, including an undertaking by the solicitor to follow the adviser's instructions regarding solicitation activities and to deliver certain documents when engaging in solicitation activities. Second, the solicitor must deliver to the prospective client, at the time of solicitation, the adviser's ADV Part II Disclosure Document and an Independent Solicitor Disclosure Document containing, among other things, the terms of the compensation arrangement between the adviser and solicitor, including a description of the compensation paid or to be paid. Third, the adviser must receive a signed and dated acknowledgement of the client's receipt of the ADV Part II Disclosure Document and the Independent Solicitor Disclosure Document prior to, or at the time of, entering into any written or oral investment advisory contract. Fourth, the adviser must make a bona fide effort to ascertain whether an Independent Solicitor has complied with the terms of the Referral Agreement and must have a reasonable basis for believing that the solicitor has so complied.

The Independent Solicitor Disclosure Document must contain the following information: (i) the names of the solicitor and investment adviser, (ii) the nature of the relationship, including any affiliation, between the solicitor and the investment adviser, (iii) a statement that the solicitor will be compensated for his solicitation services by the investment adviser, (iv) the terms of such compensation arrangement, including a description of the compensation paid or to be paid to the solicitor, and (v) the amount, if any, for the cost of obtaining his account the client will be charged in addition to the advisory fee, and the differential, if any, among clients with respect to the amount or level of advisory fees charged by the investment adviser if such differential is attributable to the existence of any arrangement pursuant to which the investment adviser has agreed to compensate the solicitor for soliciting clients for, or referring clients to, the investment adviser.

In administering the Cash Solicitation Rule, the Commission's staff (the "Staff") has entertained requests for relief on relatively few occasions and only in situations where particular and unique circumstances gave rise to unintended problems under the Cash Solicitation Rule that were unique to the applicant and could be mitigated without compromising the purposes and goals of the Cash Solicitation Rule. Similar to the relief requested herein, prior relief has tended to relate to situations where the disclosure made to solicited clients satisfied the policy goals of the Cash Solicitation Rule in light of various unique facts and circumstances. For example, in a no-action letter issued to Ameriprise Financial Services, Inc. ("Ameriprise") in 2006,[16] Ameriprise argued that in light of the unique nature of certain mass mailed solicitations and the uniquely high volume of these mass mailed solicitations, the expense of printing and mailing the ADV Part II Disclosure Document and the Independent Solicitor Disclosure Document with the mass mailed solicitations (i.e., delivering them at the time of the solicitation), as is technically required by the Independent Solicitor Provision, would be unnecessarily burdensome.[17] The Staff granted Ameriprise no-action relief based in part upon Ameriprise's argument that strict compliance with the Cash Solicitation Rule would result in an unnecessary financial burden and allowed Ameriprise to delay delivering the Independent Solicitor Disclosure Document until a prospective client returned a reply card sent with the mass mailed solicitation and delay delivering the ADV Part II Disclosure Document until the first in-person meeting between Ameriprise (the adviser) and its client.

[16] Ameriprise Financial Services, Inc., SEC No-Action Letter (Apr. 5, 2006).

[17] See also AMA Investment Advisers, Inc., SEC No-Action Letter (Oct. 28, 1993).

B. Statement in Support of the Application

For the reasons set forth below, BlackRock respectfully submits that the evidence presented herein entitles BlackRock to an exemption from subsections (a)(2)(iii)(A)(3) and (a)(2)(iii)(B) of Rule 206(4)-3 promulgated under Section 206(4) of the Act.

1. Granting an Exemption to BlackRock is Consistent with the Purposes Fairly Intended by the Policy and Provisions of the Act

Section 206A of the Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]." BlackRock respectfully submits that exempting it from the Independent Solicitor Disclosure Procedures is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and the Cash Solicitation Rule.

As explained below, potential clients are now and will continue to be aware of the inherent bias of a ML Broker-Dealer to recommend a BlackRock Advisory Subsidiary due to Merrill Lynch's ownership of a significant amount of BlackRock's Total Capital Stock and other facts and circumstances that ensure an ongoing close affiliation between BlackRock and Merrill Lynch. Since Merrill

Lynch owns approximately 46.3% of BlackRock's Total Capital Stock on a fully diluted basis, well in excess of the amount of capital stock that ordinarily indicates control within the meaning of the Act if such capital stock were voting securities, the BlackRock-Merrill Lynch relationship should not implicate the Independent Solicitor Provision. Merrill Lynch agreed to relinquish the control typically associated with such a large economic interest in an issuer's capital stock in exchange for an opportunity to forge a long-term, carefully structured and delicately balanced mutual relationship with BlackRock. BlackRock submits that disclosure of this existing close affiliation satisfies the policy goals of the Control-Affiliate Solicitor Provision.

In addition, BlackRock is willing to require that the BlackRock Advisory Subsidiaries and ML Broker-Dealers adhere to solicitation procedures that in all material respects would accomplish the policy goals of the Independent Solicitor Provision. BlackRock thus seeks an exemption only from certain discrete aspects of the Cash Solicitation Rule contained in the Independent Solicitor Disclosure Procedures. BlackRock submits that the solicitation procedures that BlackRock and Merrill Lynch would adhere to would be effective and no legitimate purpose would be served by imposing the burdens, costs and disruptions of a solicitation regime that differs from the historical solicitation practices of the ML Broker-Dealers with respect to the Private Investors and ISA businesses.

Given the substantial ownership interest of Merrill Lynch in BlackRock and the terms governing Merrill Lynch's investment in and relationship with BlackRock under the Stockholder Agreement and the Global Distribution Agreement, the transparent manner in which BlackRock discloses its relationship with Merrill Lynch to the public and market at large, as well as the overall complexity and size of the Private Investors and ISA businesses, the facts and circumstances that form the basis for the relief requested are so unique that it is unlikely that the relief requested in this Application would be viewed as precedential for other circumstances.

a. Public Awareness of Inherent Bias is Achieved Due to Merrill Lynch's Ownership of Nearly 50% of BlackRock's Capital Stock and Other Specific Facts and Circumstances

As articulated in the Adopting Release, the key rationale underlying the less onerous regime of the Control-Affiliate Solicitor Provision is that "[a]s long as a client is aware that the recommended adviser is the solicitor's employer or a close affiliate of the solicitor's employer, there appears to be little need to require the imposition of additional disclosure and recordkeeping requirements."[18] As originally proposed, solicitors had to be employees of the investment adviser in order to take advantage of the Control-Affiliate Solicitor Provision.[19] Thus, the Control-Affiliate Solicitor Provision, as adopted, we believe reflects the Commission's acceptance of the argument advanced by commenters that "there is little basis for assuming that potential clients will be

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[18] Adopting Release.

[19] See Proposing Release.

any less aware of the inherent bias when an employee recommends an adviser who is a person associated with his employer than when he recommends the advisory services of his own employer."[20] The Commission thus adopted the Control-Affiliate Solicitor Provision as it currently stands, encompassing "a partner, officer, director or employee of a person which controls, is controlled by, or is under common control with such investment adviser."

Merrill Lynch beneficially owns only approximately 4.6% of BlackRock's outstanding voting securities, which is well below the accepted threshold necessary for "control" under the Act, although Merrill Lynch continues to hold approximately a 46.3% economic interest in BlackRock's Total Capital Stock on a fully diluted basis. Thus, BlackRock submits that the ML Broker-Dealers soliciting clients for a cash fee on behalf of the BlackRock Advisory Subsidiaries are not under "common control" with those BlackRock Advisory Subsidiaries. This raises a question as to whether BlackRock and Merrill Lynch may appropriately rely on the Control-Affiliate Solicitor Provision absent relief from the Commission. For the reasons discussed below, BlackRock respectfully submits that the Control-Affiliate Solicitor Provision of the Cash Solicitation Rule was intended to apply to relationships such as the unique and close affiliation that presently exists between BlackRock and Merrill Lynch. Therefore, under the circumstances, the practices of BlackRock and Merrill Lynch described in the Application are sufficient to satisfy the purposes and policies of the Cash Solicitation Rule.

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[20] Adopting Release.

As of January 1, 2009, Merrill Lynch beneficially owned approximately a 48.2% economic interest in BlackRock on a fully diluted basis, the majority of which was represented by its ownership of approximately 44.2% of BlackRock's outstanding voting securities. Pursuant to the Exchange, Merrill Lynch continues to beneficially own approximately a 46.3% economic interest in BlackRock on a fully diluted basis; however, its ownership of BlackRock's outstanding voting securities is reduced to approximately 4.6%. Although BlackRock asserts that this relationship is not a "control" relationship as defined under the Act, the disclosure of Merrill Lynch's ownership of such a large block of BlackRock's capital stock, combined with the economic stake represented thereby, is certainly sufficient to provide the same alert to the investing public and potential clients as to a ML Broker-Dealer's "inherent bias" in recommending a BlackRock Advisory Subsidiary and is, in effect, a "close affiliation" for the purposes of satisfying the concerns underlying the Cash Solicitation Rule and the rationale for the less onerous disclosure elements of the Control-Affiliate Solicitor Provision. This is particularly true in light of the unique affiliation relationship between BlackRock and Merrill Lynch which is consistently discussed, summarized and disclosed on BlackRock's internet website, BlackRock's Form ADV Part II, in BlackRock's client documentation, in BlackRock's filings under the Exchange Act, in registration statements for BlackRock's funds registered under the 1940 Act and in other generally available public information. These multiple avenues of disclosure serve to ensure that the exact nature and extent of the close affiliation between BlackRock and Merrill Lynch is readily apparent to the public and market at large.

As originally proposed, the Control-Affiliate Solicitor Provision would only have applied to persons who were directly within the investment adviser's organization and thus subject to its supervision and control. BlackRock submits that one rationale for expanding the scope of the Control-Affiliate Solicitor Provision to include persons part of an organization that is closely affiliated with the recommended adviser was that it should be readily apparent to the public that the close affiliation between the solicitor and adviser creates an inherent bias to recommend the affiliated adviser. Ordinarily such close relationships include an element of control, and thus control is a convenient proxy for relationships that are visibly biased.

However, in some circumstances a solicitor can own an equally significant economic interest in the recommended adviser that is not associated with voting control over the recommended adviser. In such cases, the inherent bias with which the Control-Affiliate Solicitor Provision is concerned nevertheless remains present because of the economic interest owned by the solicitor. Moreover, notwithstanding the lack of control, disclosure of the solicitor's ownership of what is typically viewed by the public as a significant economic interest in the recommended adviser makes the solicitor's inherent bias in recommending the adviser highly visible and readily apparent to the public. As to this unmistakable indication of bias, Merrill Lynch owns approximately 46.3% of BlackRock's Total Capital Stock on a fully diluted basis.

In the unique situation of Merrill Lynch and BlackRock, the clear economic incentive on a ML Broker-Dealer's behalf to recommend a BlackRock Advisory Subsidiary is present due to Merrill Lynch's significant economic interest in BlackRock. Thus, although Merrill Lynch does not "control" BlackRock within the meaning of the Act, the inherent bias resulting from Merrill Lynch's significant economic interest in BlackRock that triggers the policy basis for the less onerous disclosures in the Control-Affiliate Solicitor Provision remains. Indeed, because Merrill Lynch owns nearly twice the amount of BlackRock capital stock than would ordinarily be sufficient to indicate control under the Act if such capital stock were voting securities, the inherent bias is even more readily apparent to the public than it would be if Merrill Lynch marginally "controlled" BlackRock for purposes of the Act and nothing more. Said differently, the factors creating an inherent bias for ML Broker-Dealers to recommend BlackRock Advisory Subsidiaries, the existence of that bias, and the circumstances making that inherent bias readily apparent to the investing public, exist independent of whether or not Merrill Lynch is a "control person" of BlackRock in these circumstances.

ML Broker-Dealers clearly have an economic incentive to recommend BlackRock Advisory Subsidiaries by virtue of Merrill Lynch's approximately 46.3% economic interest in BlackRock on a fully diluted basis. Since, in this unique circumstance, the underlying economic incentive for which "control" is a proxy in the Control-Affiliate Solicitor Provision is in fact present, clear public disclosure of this close affiliation should be sufficient to satisfy the

Cash Solicitation Rule, regardless of any legal conclusions concerning control. In short, through the disclosure regime proposed in this Application, as well as BlackRock's consistent discussion of its close affiliation with Merrill Lynch on its internet website, in its Form ADV Part II, in its client documentation, in its Exchange Act filings and in other generally available public information, BlackRock has ensured, and will continue to ensure, that the investing public and any potential clients are clearly aware of the inherent bias a ML Broker-Dealer has to recommend a BlackRock Advisory Subsidiary.

Therefore, BlackRock respectfully submits that exempting it from the Independent Solicitor Disclosure Procedures is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and the Cash Solicitation Rule.

b. The Proposed Solicitation Practices Achieve the Policy Goals of the Independent Solicitor Provision and the Burdens of Complying with the Independent Solicitor Disclosure Procedures Far Outweigh Any Potential Benefits

BlackRock and Merrill Lynch propose to utilize a solicitation process that achieves in all material respects the policy goals of the Independent Solicitor Provision. Consequently, BlackRock and Merrill Lynch seek only exemptions from subsections (a)(2)(iii)(A)(3) and (a)(2)(iii)(B) of the Cash Solicitation Rule, which mainly mandate particularized disclosure requirements to implement the policy goals of the Independent Solicitor Provision.

As previously described, the BLK-MER Referral Agreement requires ML Broker-Dealers to disclose the relationship between Merrill Lynch and BlackRock to potential clients at the time a referral is made, and BlackRock submits that the BLK-MER Referral Agreement contains terms that satisfy the Referral Agreement Solicitation and Compensation Description and the Referral Agreement Compliance Undertaking, each of which is required when an adviser enters into a Referral Agreement with an Independent Solicitor. BlackRock thus submits that it and Merrill Lynch comply with subsections (a)(2)(iii)(A)(1)-(2) of the Cash Solicitation Rule. The proposed solicitation procedures would also satisfy in all material respects the requirements of subsection (a)(2)(iii)(A)(3) of the Cash Solicitation Rule – the ADV Part II Delivery Requirement and the Independent Solicitor Disclosure Document Delivery Requirement. All of the material disclosures required by the Independent Solicitor Disclosure Document would be contained in the ADV Part II Disclosure Document delivered to prospective clients, and ML Broker-Dealers would continue to disclose the relationship between Merrill Lynch and BlackRock at the time a referral is made to a BlackRock Advisory Subsidiary. Additionally, the ML Broker-Dealers would provide prominent written disclosure regarding the relationship between Merrill Lynch and BlackRock at or prior to the time of a referral to a BlackRock Advisory Subsidiary. This prominent written disclosure would also address Merrill Lynch's resulting conflict of interest in recommending BlackRock.

Subsection (b)(5) of the Cash Solicitation Rule does, however, require that the Independent Solicitor Disclosure Document disclose the terms of the compensation arrangement between the solicitor and the recommended adviser. BlackRock Advisory Subsidiaries' ADV Part II Disclosure Documents would disclose in general terms the fact that ML Broker-Dealers are compensated by the BlackRock Advisory Subsidiaries for their solicitation activities, but the details regarding the amount of compensation and the methods by which such amounts are determined would not be disclosed. BlackRock respectfully submits that this information would not be informative in this context.

BlackRock submits that the most important factor contributing to the economic incentive on the part of the ML Broker-Dealers to recommend the BlackRock Advisory Subsidiaries is the significant economic interest that Merrill Lynch holds in BlackRock. Particularized disclosure as to the solicitation fee paid to ML Broker-Dealers would not help draw a potential client's focus to the significant economic benefit that ML Broker-Dealers derive due to Merrill Lynch's approximately 46.3% economic interest in BlackRock on a fully diluted basis. The touchstone of the Act's anti-fraud concerns in the context of the Cash Solicitation Rule is disclosure of the solicitor's inherent bias. BlackRock submits that, in this context, this bias is predominately driven by Merrill Lynch's significant economic interest in the investment advisory business for which the ML Broker-Dealers are soliciting clients, which ML Broker-Dealers disclose at the time of a referral to a BlackRock Advisory Subsidiary, and not by the receipt of the particular cash fees paid to them for soliciting such clients.

BlackRock submits that the purpose of the detailed requirements of the Independent Solicitor Disclosure Procedures is to ensure that a solicitor's bias in favor of a recommended adviser is presented in a clear and unmistakable manner that ensures potential clients become aware of this bias. As described above, the inherent bias on a ML Broker-Dealer's part that is present here is clearly disclosed and unmistakable as a result of the close affiliation between Merrill Lynch (the solicitor's parent entity) and BlackRock (the recommended adviser's parent entity) such that, within the policy framework of the Cash Solicitation Rule, these additional disclosures need not be expressly made.

BlackRock advocates full disclosure of potential conflicts to clients and potential clients to promote informed decision making. BlackRock has thus highlighted the presence of this readily apparent inherent bias with specific disclosure of the bias and the reasons therefore. Imposing the very specific and particularized requirements of the Independent Solicitor Disclosure Procedures for the sake of technical conformity with the Cash Solicitation Rule, regardless of their operational and contextual compatibility and related burdens, costs and disruptions, is unnecessary and inappropriate. Furthermore, the process through which Merrill Lynch and BlackRock propose to make these disclosures represents perhaps the greatest safeguard of all: the historical experience of transparency to potential clients regarding the financial incentives of a ML Broker-Dealer to recommend the Private Investors and ISA businesses previously operated by Merrill Lynch subsidiaries and now operated by the BlackRock Advisory Subsidiaries.

The process proposed to be followed by BlackRock and Merrill Lynch is intended to achieve the business objective of ensuring informed client decision making and is customized to function optimally within particular operational and client management contexts for both Merrill Lynch and BlackRock. In short, an institutional policy of transparency to potential clients regarding the financial incentive a ML Broker-Dealer has to recommend the Private Investors and ISA businesses previously operated by Merrill Lynch subsidiaries and now operated by the BlackRock Advisory Subsidiaries long ago became a staple of the corporate culture surrounding the referral process between ML Broker-Dealers and the Private Investors and ISA businesses. As such, this referral process is well-established, efficiently implemented, and acceptable to and responsive to the needs of the various business, compliance and operational constituencies of BlackRock and Merrill Lynch. As a result, the solicitation process proposed to be used by BlackRock and Merrill Lynch has a long-standing history, would be effective and should not be replaced by standardized requirements designed for other purposes. To do so would serve no purpose, impose significant burdens, costs and confusion and, as a result, could quite possibly be less effective.

In addition, BlackRock proposes to adhere to subsection (a)(2)(iii)(C) of the Cash Solicitation Rule, which requires that the recommended investment adviser make a bona fide effort to ascertain whether the solicitor has complied with the Referral Agreement, and have a reasonable basis for so believing.

In the Adopting Release for the Cash Solicitation Rule, the Commission stated that its view in the Proposing Release was, and its continuing view is, that an Independent Solicitor, who complies with the Independent Solicitor Provision, would be a person associated with the adviser and therefore would not have to register under the Act solely as a result of his solicitation activities. The Commission went on to state its view that the contractual undertaking required by subsection (a)(2)(iii)(A)(2) of the Cash Solicitation Rule that an Independent Solicitor submit to the oversight of the adviser, coupled with the Supervision Requirement, made the solicitor an associated person of the recommended investment adviser.[21] To this end, BlackRock recognizes that the specific assurances of supervision contained in the Supervision Requirement are necessary for reliance on the Cash Solicitation Rule when the solicitor is not otherwise a person associated with the recommended adviser under the Act.

BlackRock thus represents that, as a condition of the Order requested by this Application, it will require the BlackRock Advisory Subsidiaries to comply with subsection (a)(2)(iii)(C) of the Cash Solicitation Rule. BlackRock represents that it will require the BlackRock Advisory Subsidiaries to comply with subsection (a)(2)(iii)(C) of the Cash Solicitation Rule by making a bona fide effort to ascertain whether ML Broker-Dealers have complied with the terms of the BLK-MER Referral Agreement and having a reasonable basis for believing that ML Broker-Dealers have so complied. By complying with the Supervision Requirement of the Independent Solicitor Provision, Merrill Lynch will thereby remain a "person associated with" BlackRock with respect to its solicitation

[21] See Proposing Release.

activities on BlackRock's behalf notwithstanding that Merrill Lynch does not actually control BlackRock.

2. The Unique Circumstances Surrounding the Relationship Between BlackRock and Merrill Lynch Warrant the Requested Order and Make the Requested Order Appropriate in the Public Interest

Several unique aspects of the BlackRock-Merrill Lynch relationship warrant the relief requested in this Application and make it unlikely that the relief requested by this Application would be viewed as precedential for other circumstances.

The BlackRock-Merrill Lynch relationship involves a unique ownership arrangement that denies Merrill Lynch, a substantial equity holder in BlackRock, the customary control-related incidents of such a large equity stake, while allowing Merrill Lynch to retain the economic benefits of that large equity stake. Notwithstanding these limitations, the Stockholder Agreement, the Global Distribution Agreement and other arrangements also work together to create an ongoing intimate business and economic relationship between BlackRock and Merrill Lynch that is clearly the type of close affiliation underlying the Control-Affiliate Solicitor Provision's policy rationale of ensuring that the public and potential clients of BlackRock and Merrill Lynch are aware of a ML Broker-Dealer's inherent bias to recommend a BlackRock Advisory Subsidiary. Moreover, the nature of BlackRock's relationship with Merrill Lynch is consistently disclosed, discussed and summarized on BlackRock's internet website, BlackRock's Form ADV Part II, in BlackRock's client documentation, in BlackRock's filings under the Exchange Act, in registration statements for BlackRock's funds registered under the 1940 Act and in other generally available public information. These multiple avenues of disclosure serve to ensure that the exact nature and extent of the close affiliation between BlackRock and Merrill Lynch is readily apparent to the public and the market at large.

Moreover, BlackRock Advisory Subsidiaries service over 12,500 client accounts referred by ML Broker-Dealers in connection with Private Investors. These ML Broker-Dealers continue to refer over 250 client accounts per month to BlackRock Advisory Subsidiaries, all in exchange for a cash fee. Given this high volume of referrals, the unique relationship between BlackRock and Merrill Lynch described above, and the history of the referral process employed by BlackRock and Merrill Lynch, BlackRock and Merrill Lynch wish to maintain the well-established advisory referral arrangement described in this Application as the most effective, efficient, operationally practicable and economically practicable disclosure option. If BlackRock and Merrill Lynch were required to comply with the Independent Solicitor Disclosure Procedures, the additional requirements imposed by the Independent Solicitor Disclosure Procedures would place an expensive administrative burden on BlackRock and Merrill Lynch that is unwarranted by the unique facts surrounding their relationship.

In the Ameriprise no-action letter, the Staff considered both the unique nature of the solicitation materials provided and the expense associated with high volume mass mailed solicitations in concluding that Ameriprise did not have to strictly comply with certain timing requirements regarding disclosure under the Cash Solicitation Rule.[22] Likewise, the unique nature and history of the BlackRock-Merrill Lynch affiliation and the high volume of referrals between ML Broker-Dealers and BlackRock Advisory Subsidiaries create a situation whereby the benefits of insisting on strict compliance with certain aspects of the Cash Solicitation Rule are outweighed by the unnecessary and inefficient financial, operational and administrative burdens such strict compliance would impose on BlackRock and Merrill Lynch. Similar to Ameriprise's situation, these burdens can be mitigated without compromising the purposes and goals of the Cash Solicitation Rule. Therefore, BlackRock respectfully submits that (1) the unique history, size and scope of the BlackRock-Merrill Lynch solicitation arrangement, coupled with the unique facts and circumstances surrounding their relationship, warrant the Commission's discretionary exemptive relief, and (2) because of the unique history, size and scope of the BlackRock-Merrill Lynch solicitation arrangement, few persons would be able to view this Order, if granted, as precedential for solicitation arrangements that lack similar unique circumstances.

Granting the Order requested by this Application would also be appropriate in the public interest. Granting the Order requested by this Application will preserve for both current and future Merrill Lynch brokerage clients the significant investment experience and resources of BlackRock currently available to such clients, while at the same time ensuring that such

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[22] See Ameriprise Financial Services, Inc., SEC No-Action Letter (Apr. 5, 2006).

clients will continue to receive the protections intended by the Cash Solicitation Rule through a proven, effective and efficient solicitation process with which clients, ML Broker-Dealers and BlackRock are familiar and comfortable. Requiring strict compliance with the Independent Solicitor Disclosure Procedures would provide no added benefit, while creating risks that client investment options might be reduced as a result of ML Broker-Dealers being discouraged from recommending BlackRock Advisory Subsidiaries, that clients and ML Broker-Dealers might find a change in procedure and documentation confusing and burdensome, and that additional costs associated with such strict compliance might ultimately result in greater expenses for clients.

VI. REQUEST FOR RELIEF

The Applicant submits that the unique relationship between the Applicant and Merrill Lynch described in this Application is in substance the very type of close affiliation that the Cash Solicitation Rule contemplates in connection with the less onerous disclosure requirements of the Control-Affiliate Solicitor Provision of the Cash Solicitation Rule. Compliance by the Applicant and Merrill Lynch with the Independent Solicitor Disclosure Procedures of the Cash Solicitation Rule would produce no benefit that justifies the additional administrative burdens and operational inefficiencies that would result if the Applicant and Merrill Lynch were required to fully comply with the Independent Solicitor Provision of the Cash Solicitation Rule. The Applicant therefore requests an exemption from subsections (a)(2)(iii)(A)(3) and (a)(2)(iii)(B) of Rule 206(4)-3 promulgated under Section 206(4) of the Act.

The Applicant expressly agrees that any Order granted as a result of this Application will be conditioned upon the following:

(1) The Applicant will rely on the Order only for so long as the Cash Solicitation Rule in effect as of the date of the Order is operative. If the Commission, subsequent to the date of the Order, adopts a new rule governing the payment of cash fees by registered investment advisers to persons soliciting clients on their behalf (a "New Cash Solicitation Rule"), the Applicant agrees to rely on the Order only until the compliance date for such New Cash Solicitation Rule.

(2) The Applicant will rely on the Order only for so long as Merrill Lynch beneficially owns 25% or more of the Applicant's Total Capital Stock. If Merrill Lynch ever ceases to beneficially own at least 25% of the Applicant's Total Capital Stock, the Applicant represents that it will not rely on the relief granted by the Order.

(3) The Applicant will require that the BlackRock Advisory Subsidiaries and the ML Broker-Dealers provide clear disclosure of the Applicant's relationship with Merrill Lynch to potential clients referred to BlackRock Advisory Subsidiaries by ML Broker-Dealers in exchange for a cash fee. This disclosure will be provided by ML Broker-Dealers' disclosure to potential clients of the relationship between Merrill Lynch and BlackRock at the time of a referral to a BlackRock Advisory Subsidiary pursuant to the BLK-MER Referral Agreement, and via delivery of (i) a BlackRock Advisory Subsidiary's ADV Part II Disclosure Document; and (ii) a form investment management

agreement provided to each client referred to a BlackRock Advisory Subsidiary through the Private Investors channel and often provided to clients referred through the ISA channel. The Applicant will require that all such disclosures be substantially similar to the disclosures described in this Application and be provided pursuant to procedures substantially similar to those described in this Application. Additionally, the ML Broker-Dealers will provide prominent written disclosure regarding the relationship between Merrill Lynch and BlackRock at or prior to the time of a referral to a BlackRock Advisory Subsidiary. This prominent written disclosure will also address Merrill Lynch's resulting conflict of interest in recommending BlackRock.

(4) The Applicant will require the BlackRock Advisory Subsidiaries to comply with subsection (a)(2)(iii)(C) of the Cash Solicitation Rule. Further, the Applicant represents that it will require the BlackRock Advisory Subsidiaries to continue to comply with the Referral Agreement Compliance Undertaking. To comply with subsection (a)(2)(iii)(C) of the Cash Solicitation Rule, the Applicant agrees to require the BlackRock Advisory Subsidiaries to make a bona fide effort to ascertain whether ML Broker-Dealers have complied with the terms of the BLK-MER Referral Agreement, any amendment thereof, or any subsequently executed Referral Agreement with ML Broker-Dealers, and have a reasonable basis for believing that ML Broker-Dealers have so complied.

* * * * * *

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit A to this Application. In addition, a form of proposed order of exemption requested by this Application is set forth as Exhibit B to this Application.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, which has signed and filed this Application, is fully authorized to do so.

Dated: October 30, 2009

BLACKROCK, INC.

By: ______________________

Name: Howard B. Surloff

Title: Managing Director &
General Counsel, U.S. Funds

Pursuant to Rule 0-4 of the General Rules and Regulations under the Investment Advisers Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock, Inc. ("BlackRock"), pursuant to its By-Laws authorizing such an officer of BlackRock to execute and deliver any instrument in the name of and on behalf of BlackRock, subject to the control and direction of BlackRock's Board of Directors.

BLACKROCK, INC.

By: ____________________
Name: Howard B. Surloff
Title: Managing Director &
General Counsel, U.S. Funds

Dated: October 30, 2009

New York, New York

STATE OF NEW YORK)
:ss.:
COUNTY OF ~~NEW YORK~~ Queens)

Howard B. Surloff, in his capacity as an officer of BlackRock, Inc., being duly sworn, deposes and says that he has duly executed the attached Application for an order pursuant to Section 206A of the Investment Advisers Act of 1940, dated October 30, 2009, for and on behalf of BLACKROCK, INC.; that he is an authorized officer of BlackRock, Inc.; and that all action by BlackRock, Inc. necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

____

Name: Howard B. Surloff
Title: Managing Director & General Counsel, U.S. Funds

Subscribed and sworn to before me a Notary Public this 30th day of October, 2009

My commission expires 5/8/10

TINA STEWART
NOTARY PUBLIC - State of New York
No. 01ST6145421
Qualified in Queens County
Commission Expires 5/8/10

Exhibit A

SECURITIES AND EXCHANGE COMMISSION

BlackRock, Inc.; Notice of Application

Investment Advisers Act Release No. IA-[ ]; File No. [ ] – [ ]

[ ], 2009

AGENCY: Securities and Exchange Commission ("Commission").

DATE: [ ], 2009

ACTION: Notice of application for an order under Section 206A of the Investment Advisers Act of 1940 (the "Act") for an exemption from subsections (a)(2)(iii)(A)(3) and (a)(2)(iii)(B) of Rule 206(4)-3 promulgated under Section 206(4) of the Act.

APPLICANT: BlackRock, Inc. ("BlackRock").

SUMMARY OF APPLICATION: BlackRock, Inc., for itself and on behalf of its investment advisory subsidiaries (collectively, "BlackRock"), applies to the Commission for an Order pursuant to Section 206A of the Act exempting BlackRock from subsections (a)(2)(iii)(A)(3) and (a)(2)(iii)(B) (collectively, the "Independent Solicitor Disclosure Procedures") of Rule 206(4)-3 (the "Cash Solicitation Rule") promulgated under Section 206(4) of the Act, based on the particular and unique facts and circumstances described in the Application.

FILING DATES: The Application was filed on April 27, 2009 and amended on October 30, 2009.

HEARING OR NOTIFICATION OF HEARING: An order granting the

Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], 2009, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, 40 East Fifty-Second Street, New York, NY 10022.

FOR FURTHER INFORMATION CONTACT: [ ] (Division of Investment Management, Office of Investment Adviser Regulation).

SUPPLEMENTARY INFORMATION: The following is a summary of the Application. The complete Application may be obtained for a fee at the Commission's Public Reference Branch, 100 F Street, NE, Washington, DC 20549-1520 (tel. 202-551-5850).

Applicant's Representations

1. BlackRock is a publicly traded holding company conducting investment management and ancillary businesses primarily through a variety of directly or indirectly wholly owned registered investment advisory subsidiaries (the "BlackRock Advisory Subsidiaries"). A substantial portion of the BlackRock

Advisory Subsidiaries' business involves advising high net worth clients through a "wrap fee" program ("Private Investors") and advising institutional clients generally through traditional separate account arrangements ("Institutional Separate Accounts" or "ISA"). Broker-dealer subsidiaries ("ML Broker-Dealers") controlled by Merrill Lynch & Co., Inc. ("Merrill Lynch") solicit clients for the Private Investors and ISA businesses.

2. On September 29, 2006 (the "Closing Date"), BlackRock acquired substantially all of Merrill Lynch's global investment management business (the "MLIM Business") from Merrill Lynch in exchange for issuing a substantial equity interest in itself to Merrill Lynch (the "Transaction"). That equity interest, as of January 1, 2009, represented a 48.2% economic interest in BlackRock on a fully diluted basis and a 44.2% voting interest in BlackRock. A substantial portion of BlackRock's current Private Investors and ISA businesses, including the investment advisory clients serviced by these businesses, were acquired in the Transaction and formerly were important parts of the MLIM Business.

3. On December 26, 2008 BlackRock and Merrill Lynch entered into an Exchange Agreement pursuant to which Merrill Lynch and BlackRock agreed to exchange (i) 49,865,000 shares of BlackRock common stock (the "Common Stock") held by Merrill Lynch for a like number of shares of BlackRock's Series B non-voting convertible participating preferred stock (the "Series B Preferred Stock"), and (ii) 12,604,918 shares of BlackRock's Series A non-voting convertible participating preferred stock (the "Series A Preferred Stock," and together with the Series B Preferred Stock, the "Preferred Stock") held by Merrill

Lynch for a like number of shares of Series B Preferred Stock (the "Exchange"), in effect reducing Merrill Lynch's voting interest in BlackRock to 4.6%, while its economic interest remains largely unchanged at 46.3% on a fully diluted basis.

4. Prior to the Transaction, ML Broker-Dealers, through their registered representatives, solicited clients for the investment adviser subsidiaries controlled by Merrill Lynch that conducted the Private Investors and ISA portions of the MLIM Business, in exchange for a cash fee. ML Broker-Dealers conducted these solicitations for the MLIM Business for nearly thirty years, during which time they relied on subsection (a)(2)(ii) of the Cash Solicitation Rule (the "Control-Affiliate Solicitor Provision"). Accordingly, the ML Broker-Dealers never used the Independent Solicitor Disclosure Procedures contained in subsection (a)(2)(iii) of the Cash Solicitation Rule (the "Independent Solicitor Provision") when referring clients to the MLIM Business because Merrill Lynch controlled both the MLIM Business and the ML Broker-Dealers.

5. BlackRock has concluded that Merrill Lynch does not "control" it for purposes of the Act notwithstanding Merrill Lynch's substantial equity interest in BlackRock. BlackRock and Merrill Lynch have entered into a stockholder agreement in connection with the Transaction (the "Stockholder Agreement") that contractually denies Merrill Lynch the right to decide how to vote its BlackRock shares on any matter other than a very limited number of extraordinary proposals. The Stockholder Agreement's limitations on Merrill Lynch's rights as a holder of

BlackRock voting securities, and as an investor in BlackRock generally, deny Merrill Lynch the power and ability to control BlackRock.[23]

6. BlackRock submits that the Stockholder Agreement, as well as several other agreements entered into in connection with the Transaction, serve to create a long-standing close affiliation between BlackRock and Merrill Lynch for the purpose of achieving their mutual business and economic objectives, even though they do not result in Merrill Lynch "controlling" BlackRock within the meaning of the Act. The Stockholder Agreement, as well as these other agreements, are publicly available in BlackRock's filings with the Commission.

7. The nature of the close, ongoing relationship between BlackRock and Merrill Lynch is publicly disclosed, discussed and summarized on BlackRock's internet website, BlackRock's Form ADV Part II, in BlackRock's client documentation, in BlackRock's periodic filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in other generally available public information. BlackRock submits that this comprehensive disclosure serves to ensure that the exact nature and extent of the close affiliation between BlackRock and Merrill Lynch is readily apparent to the public and the market at large.

8. BlackRock proposes to abide by the following solicitation procedures:

[23] BlackRock has not asked the Commission to confirm, and the Commission is not confirming, BlackRock's conclusion that Merrill Lynch does not in fact control it within the meaning of the Act.

a. ML Broker-Dealers would disclose to potential clients the relationship between Merrill Lynch and BlackRock at the time of a referral to a BlackRock Advisory Subsidiary. ML Broker-Dealers would additionally provide prominent written disclosure regarding the relationship between Merrill Lynch and BlackRock at or prior to the time of a referral to a BlackRock Advisory Subsidiary. This prominent written disclosure would also address Merrill Lynch's resulting conflict of interest in recommending BlackRock.

b. When a ML Broker-Dealer solicits any prospective client for a BlackRock Advisory Subsidiary, the prospective client would receive the BlackRock Advisory Subsidiary's written disclosure statement required by Rule 204-3 promulgated under the Act (the "ADV Part II Disclosure Document"). The BlackRock Advisory Subsidiary's ADV Part II Disclosure Document would contain all of the disclosures required by the ADV Part II Disclosure Document. The BlackRock Advisory Subsidiary's ADV Part II Disclosure Document would also contain, in all material respects, the disclosures required by the separate written disclosure document described in subsection (b) of the Cash Solicitation Rule (the "Independent Solicitor Disclosure Document"). The BlackRock Advisory Subsidiary's ADV Part II Disclosure Document would be delivered by the BlackRock Advisory Subsidiary not later than the time that a fully executed investment advisory contract is provided to the client.

c. If a BlackRock Advisory Subsidiary accepts a client referred by a ML Broker-Dealer, the prospective client would enter into a written investment management agreement with the BlackRock Advisory Subsidiary. In most cases, this written investment management agreement would contain further disclosures about the nature of the relationship between Merrill Lynch and BlackRock in addition to those that would be provided in the BlackRock Advisory Subsidiary's ADV Part II Disclosure Document and at the time of the referral. BlackRock Advisory Subsidiaries would not separately charge any client any explicit amount, in addition to the advisory fee, for the cost of obtaining that client's account, and no differential with respect to the amount or level of advisory fees charged by a BlackRock Advisory Subsidiary would be attributable to the solicitation arrangements with ML Broker-Dealers described in the Application.

d. BlackRock Advisory Subsidiaries and ML Broker-Dealers would engage in this solicitation arrangement pursuant to a referral agreement that is currently in effect (the "BLK-MER Referral Agreement"). BlackRock submits that the BLK-MER Referral Agreement complies with subsections (A)(1) and (A)(2) of the Independent Solicitor Provision and further requires the ML Broker-Dealers to disclose to potential clients the relationship between Merrill Lynch and BlackRock at the time of a referral to a BlackRock Advisory Subsidiary.

Applicant's Legal Analysis

1. Section 206A of the Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

2. Section 206 of the Act is a general anti-fraud provision applicable to investment advisers. The Cash Solicitation Rule was adopted under section 206(4) of the Act because the Commission determined that the nature of the conflict of interest mandated disclosure to clients of cash compensation arrangements between solicitors and recommended investment advisers, which alerts clients to the personal incentive the solicitor has to recommend one particular adviser over another. The Cash Solicitation Rule operates via an alternative disclosure regime – one for solicitors closely affiliated with the investment adviser for whom they are soliciting (the Control-Affiliate Solicitor Provision) and another for solicitors that do not have the requisite close affiliation with the investment adviser (the Independent Solicitor Provision).

3. The Control-Affiliate Solicitor Provision (subsection (a)(2)(ii) of the Cash Solicitation Rule) applies to anyone who is "(A) a partner, officer, director or employee of [the] investment adviser, or (B) a partner, officer, director or employee of a person which controls, is controlled by, or is under common control with [the] investment adviser." Where the Control-Affiliate Solicitor Provision applies, the Cash Solicitation Rule requires only that either (1) the solicitor's status as a partner, officer, director or employee of the adviser be disclosed to the prospective client; or (2) the solicitor's status as a partner, officer, director or employee of a company affiliated with the adviser, along with the nature of the affiliation between the solicitor's employer and the investment

adviser, be disclosed to the prospective client at the time of the solicitation or referral.

4. As articulated in the adopting release for the Cash Solicitation Rule, the key policy rationale underlying the limited disclosure regime of the Control-Affiliate Solicitor Provision is that "[a]s long as a client is aware that the recommended adviser is the solicitor's employer or a close affiliate of the solicitor's employer, there appears to be little need to require the imposition of additional disclosure and recordkeeping requirements."

5. The Independent Solicitor Provision (subsection (a)(2)(iii) of the Cash Solicitation Rule) contains several specific requirements: (A) the written solicitation agreement between the adviser and solicitor must contain specific terms; (B) the solicitor must deliver to the prospective client, at the time of solicitation, the adviser's ADV Part II Disclosure Document and an Independent Solicitor Disclosure Document; (C) the adviser must receive a signed and dated acknowledgement of the client's receipt of the ADV Part II Disclosure Document and the Independent Solicitor Disclosure Document prior to, or at the time of, entering into any written or oral investment advisory contract; and (D) the adviser must make a bona fide effort to ascertain whether the solicitor has complied with the terms of the written solicitation agreement and must have a reasonable basis for believing that the solicitor has so complied.

6. The Independent Solicitor Disclosure Document must contain the following information: (i) the names of the solicitor and investment adviser, (ii)

the nature of the relationship, including any affiliation, between the solicitor and the investment adviser, (iii) a statement that the solicitor will be compensated for his solicitation services by the investment adviser, (iv) the terms of such compensation arrangement, including a description of the compensation paid or to be paid to the solicitor, and (v) the amount, if any, for the cost of obtaining his account the client will be charged in addition to the advisory fee, and the differential, if any, among clients with respect to the amount or level of advisory fees charged by the investment adviser if such differential is attributable to the existence of any arrangement pursuant to which the investment adviser has agreed to compensate the solicitor for soliciting clients for, or referring clients to, the investment adviser.

7. Pursuant to the Exchange, Merrill Lynch beneficially owns approximately a 46.3% economic interest in BlackRock on a fully diluted basis; however, its ownership of BlackRock's outstanding voting securities is reduced to approximately 4.6%. Although this relationship is not a "control" relationship as defined under the Act, the disclosure of Merrill Lynch's ownership of such a large block of BlackRock's capital stock, combined with the economic stake represented thereby, is sufficient to provide the same alert to the investing public and potential clients as to a ML Broker-Dealer's "inherent bias" in recommending a BlackRock Advisory Subsidiary and is, in effect, a "close affiliation" for the purposes of satisfying the concerns underlying the Cash Solicitation Rule and the rationale for the less onerous disclosure elements of the Control-Affiliate Solicitor Provision.

8. The unique affiliation relationship between BlackRock and Merrill Lynch is consistently discussed, summarized and disclosed on BlackRock's internet website, BlackRock's Form ADV Part II, in BlackRock's client documentation, in BlackRock's filings under the Exchange Act, in registration statements for BlackRock's funds registered under the 1940 Act and in other generally available public information. BlackRock submits that these multiple avenues of disclosure serve to ensure that the exact nature and extent of the close affiliation between BlackRock and Merrill Lynch is readily apparent to the public and market at large.

9. BlackRock argues that, while ordinarily such close relationships include an element of control, a solicitor can own an equally significant economic interest in the recommended adviser that is not associated with voting control over the recommended adviser. In such cases, the inherent bias with which the Control-Affiliate Solicitor Provision is concerned nevertheless remains present because of the economic interest owned by the solicitor. Moreover, notwithstanding the lack of control, disclosure of the solicitor's ownership of what is typically viewed by the public as a significant economic interest in the recommended adviser makes the solicitor's inherent bias in recommending the adviser highly visible and readily apparent to the public. Because Merrill Lynch owns nearly twice the amount of BlackRock capital stock than would ordinarily be sufficient to indicate control under the Act if such capital stock were voting securities, the inherent bias is even more readily apparent to the public than it

would be if Merrill Lynch marginally "controlled" BlackRock for purposes of the Act and nothing more.

10. BlackRock submits that the ML Broker-Dealers clearly have an economic incentive to recommend BlackRock Advisory Subsidiaries by virtue of Merrill Lynch's approximately 46.3% economic interest in BlackRock on a fully diluted basis. BlackRock concludes that, in this unique circumstance, the underlying economic incentive for which "control" is a proxy in the Control-Affiliate Solicitor Provision is in fact present and that clear public disclosure of this close affiliation should be sufficient to satisfy the policy goals of the Cash Solicitation Rule.

11. BlackRock has represented that BlackRock Advisory Subsidiaries' ADV Part II Disclosure Documents would contain, in all material respects, the disclosures required by the Independent Solicitor Disclosure Document. Subsection (b)(5) of the Cash Solicitation Rule requires that the Independent Solicitor Disclosure Document disclose the terms of the compensation arrangement between the solicitor and the recommended adviser. BlackRock Advisory Subsidiaries' ADV Part II Disclosure Documents would disclose in general terms the fact that ML Broker-Dealers are compensated by the BlackRock Advisory Subsidiaries for their solicitation activities, but the details regarding the amount of compensation and the methods by which such amounts are determined would not be disclosed. BlackRock argues that this information would not be informative in this context because particularized disclosure as to the solicitation fee paid to ML Broker-Dealers would not help draw a potential client's focus to

the significant economic benefit that ML Broker-Dealers derive due to Merrill Lynch's approximately 46.3% economic interest in BlackRock on a fully diluted basis.

12. BlackRock submits that the purpose of the detailed requirements of the Independent Solicitor Disclosure Procedures is to ensure that the fact of a solicitor's bias in favor of a recommended adviser is presented in a clear and unmistakable manner that ensures potential clients become aware of this bias. BlackRock argues that the inherent bias on a ML Broker-Dealer's part to recommend a BlackRock Advisory Subsidiary is clearly disclosed and unmistakable as a result of the close affiliation between Merrill Lynch (the solicitor's parent entity) and BlackRock (the recommended adviser's parent entity) such that, within the policy framework of the Cash Solicitation Rule, these additional disclosures need not be expressly made.

13. BlackRock states that if it and Merrill Lynch were required to comply with the Independent Solicitor Disclosure Procedures, the additional requirements imposed by the Independent Solicitor Disclosure Procedures would place an expensive administrative burden on BlackRock and Merrill Lynch that is unwarranted by the unique facts surrounding their relationship. BlackRock notes that the Commission's staff has considered requests for relief in other situations where particular and unique circumstances gave rise to unintended problems and burdens under the Cash Solicitation Rule that were unique to the applicant and

could be mitigated without compromising the purposes and goals of the Cash Solicitation Rule.[24]

14. BlackRock submits that the requested Order would be appropriate in the public interest. BlackRock argues that granting the requested Order requested will preserve for both current and future Merrill Lynch brokerage clients the significant investment experience and resources of BlackRock currently available to such clients, while at the same time ensuring that such clients will continue to receive the protections intended by the Cash Solicitation Rule through a proven, effective and efficient solicitation process with which clients, ML Broker-Dealers and BlackRock are familiar and comfortable. BlackRock submits that requiring strict compliance with the Independent Solicitor Disclosure Procedures would provide no added benefit, while creating risks that client investment options might be reduced as a result of ML Broker-Dealers being discouraged from recommending BlackRock Advisory Subsidiaries, that clients and ML Broker-Dealers might find a change in procedure and documentation confusing and burdensome, and that additional costs associated with such strict compliance might ultimately result in greater expenses for clients.

Applicant's Conditions

1. The Applicant will rely on the Order only for so long as the Cash Solicitation Rule in effect as of the date of the Order is operative. If the Commission, subsequent to the date of the Order, adopts a new rule governing the payment of cash fees by registered investment advisers to persons soliciting

[24] See, e.g., Ameriprise Financial Services, Inc., SEC No-Action Letter (Apr. 5, 2006); AMA Investment Advisers, Inc., SEC No-Action Letter (Oct. 28, 1993).

clients on their behalf (a "New Cash Solicitation Rule"), the Applicant agrees to rely on the Order only until the compliance date for such New Cash Solicitation Rule.

2. The Applicant will rely on the Order only for so long as Merrill Lynch beneficially owns 25% or more of the Applicant's Total Capital Stock. If Merrill Lynch ever ceases to beneficially own at least 25% of the Applicant's Total Capital Stock, the Applicant represents that it will not rely on the relief granted by the Order.

3. The Applicant will require that the BlackRock Advisory Subsidiaries and the ML Broker-Dealers provide clear disclosure of the Applicant's relationship with Merrill Lynch to potential clients referred to BlackRock Advisory Subsidiaries by ML Broker-Dealers in exchange for a cash fee. This disclosure will be provided by ML Broker-Dealers' disclosure to potential clients of the relationship between Merrill Lynch and BlackRock at the time of a referral to a BlackRock Advisory Subsidiary pursuant to the BLK-MER Referral Agreement, and via delivery of (i) a BlackRock Advisory Subsidiary's ADV Part II Disclosure Document; and (ii) a form investment management agreement provided to each client referred to a BlackRock Advisory Subsidiary through the Private Investors channel and often provided to clients referred through the ISA channel. The Applicant will require that all such disclosures be substantially similar to the disclosures described in the Application and be provided pursuant to procedures substantially similar to those described in the Application. Additionally, the ML Broker-Dealers will provide prominent written

disclosure regarding the relationship between Merrill Lynch and BlackRock at or prior to the time of a referral to a BlackRock Advisory Subsidiary. This prominent written disclosure will also address Merrill Lynch's resulting conflict of interest in recommending BlackRock.

4. The Applicant will require the BlackRock Advisory Subsidiaries to comply with subsection (a)(2)(iii)(C) of the Cash Solicitation Rule. Further, the Applicant represents that it will require the BlackRock Advisory Subsidiaries to continue to comply with subsection (A)(2) of the Independent Solicitor Provision. To comply with subsection (a)(2)(iii)(C) of the Cash Solicitation Rule, the Applicant agrees to require the BlackRock Advisory Subsidiaries to make a bona fide effort to ascertain whether ML Broker-Dealers have complied with the terms of the BLK-MER Referral Agreement, any amendment thereof, or any subsequently executed referral agreement with ML Broker-Dealers, and have a reasonable basis for believing that ML Broker-Dealers have so complied.

For the Commission, by the Division of Investment Management, under delegated authority.

____

[Name]

[Title]

Exhibit B

INVESTMENT ADVISERS ACT OF 1940

Release No. IA-[ ]/ [ ], 2009

IN THE MATTER OF

BLACKROCK, INC.

FORTY EAST FIFTY-SECOND STREET, NEW YORK, NY 10022

ORDER UNDER SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940

BlackRock, Inc. ("BlackRock") filed an Application on April 24, 2009 requesting an Order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), exempting BlackRock from subsections (a)(2)(iii)(A)(3) and (a)(2)(iii)(B) of Rule 206(4)-3 promulgated under Section 206(4) of the Act, based on the particular and unique facts and circumstances described in the Application and subject to and conditioned on the representations and conditions set forth in the Application.

On [ ], 2009, a notice of the filing of the Application was issued (Investment Advisers Act Release No. [ ]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the Application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the Application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, that the requested exemption from subsections (a)(2)(iii)(A)(3) and (a)(2)(iii)(B) of Rule 206(4)-3 promulgated under Section 206(4) of the Act is hereby granted, effective immediately, subject to the conditions in the Application.

For the Commission, by the Division of Investment Management, under delegated authority.

____

[Name]

[Title]